13G Template
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549



SCHEDULE 13G


INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT N0. 5)1


      BLONDER TONGUE LABORATORIES, INC.


      (Name of Issuer)



      Common Shares, no par value


      (Title of Class of Securities)



      093698 10 8


      (CUSIP Number)



      April 17, 2018


      (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)



        1 The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
 Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).







      CUSIP No.  093698 10 8          Page 2 of 5 Pages






          1Name Of Reporting Persons

       Stephen E. Walker

       S.S. or I.R.S. Identification No. of Above Persons
       Not Applicable


          2Check The Appropriate Box If A Member Of A
          Group (See Instructions)(a)  |_|
        (b)  |_|



          3SEC Use Only



          4Citizenship Or Place Of Organization
       USA


         5Sole Voting Power
      Number of 948,600


      Shares  6Shared Voting Power
        0
      Beneficially


      Owned By  7Sole Dispositive Power
        948,600
      Each


      Reporting  8Shared Dispositive Power
      Person With 0


          9Aggregate Amount Beneficially Owned By Each Reporting Person
       948,600


         10Check If The Aggregate Amount In Row (9) Excludes Certain Shares
           (See Instructions)



         11Percent Of Class Represented By Amount In Row 9
       11.55%


         12 Type Of Reporting Person (See Instructions)
       IN






      CUSIP No.093698 10 8 Page 3 of 5 Pages





    Item 1

    (a).

    Name of Issuer:


      BLONDER TONGUE LABORATORIES, INC.


    Item 1

    (b).

    Address of Issuer's Principal Executive Offices:


      One Jake Brown Road
      Old Bridge, New Jersey 08857



    Item 2

    (a).

    Name of Person Filing:


      Stephen E. Walker


    Item 2

    (b).

    Address of Principal Business Office or, if None, Residence:


      1801-R Brassfield Road
      Greensboro, NC 27410



    Item 2

    (c).

    Citizenship:


      United States


    Item 2

    (d).

    Title of Class of Securities:


      Common Shares, no par value


    Item 2

    (e).

    CUSIP Number:


      093698 10 8



    Item 3.

    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:



       (a)|_|Broker or dealer registered under Section 15 of the Act.


       (b)|_|Bank as defined in Section 3(a)(6) of the Act.


       (c)|_|Insurance company as defined in Section 3(a)(19) of the Act.


       (d)|_|Investment company registered under Section 8 of the Investment Company Act.


       (e)|_|An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);


       (f)|_|An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


       (g)|_|A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);


       (h)|_|A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


      (i)|_|A church plan that is excluded from the definition of investment company under section 3(c)(14) of the Investment Company Act of 1940;


       (j)|_|Group, in accordance with Rule 13d-1(b)(1)(ii)(J).








      CUSIP No.  093698 10 8          Page 4 of 5 Pages







    Item 4.

    Ownership.


        Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.


       (a)Amount beneficially owned:

        948,600 shares

       (b)Percent of Class

        11.55%

       (c)Number of shares as to which such person has:


       (i)Sole power to vote or to direct the vote

        948,600

       (ii)Shared power to vote or to direct the vote

        0

       (iii)Sole power to dispose or to direct the disposition of

        948,600

       (iv)Shared power to dispose or to direct the disposition of

        0

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).


    Item 5.

    Ownership of Five Percent or Less of a Class


        If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


    Item 6.

    Ownership of More than Five Percent on Behalf of Another Person.


        Not applicable


    Item 7.

    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


        Not applicable


    Item 8.

    Identification and Classification of Members of the Group.


        Not applicable








      CUSIP No.   093698 10 8         Page 5 of 5 Pages





    Item 9.

    Notice of Dissolution of Group.








       Not applicable


    Item 10.

    Certification.


       Not applicable



SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          April 17, 2018
                                     (Date)


                     /s/ Stephen E. Walker
                                (Signature)


                          Stephen E. Walker
                                (Name/Title)